Fortuna drills 2.8 kg/t Ag and 14.5 g/t Au over a true thickness of 4.2 m at Trinidad North Discovery, San Jose mine, Mexico.

Vancouver, March 10, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX:FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce new results for step-out drilling of the Trinidad North discovery located contiguous with the San Jose mine in Oaxaca, Mexico. Assay results are included for eight drill holes completed in January and February of 2014. The results continue to confirm the extension of the Trinidad North zone with high-grade silver-gold mineralization present over wide vein widths. The results reported herein lie within a 200 meter strike extension of the Trinidad system and generally outside of the limits of the existing Inferred Resources.

Highlights of Step-out Drilling:

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SJOM-337

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498 g/t Ag and 3.03 g/t Au (680 g/t Ag Eq) over estimated true width of 6.5 m

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SJOM-340

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2,762 g/t Ag and 14.46 g/t Au (3,630 g/t Ag Eq) over estimated true width of 4.2 m

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SJOM-343

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1,190 g/t Ag and 8.45 g/t Au (1,697 g/t Ag Eq) over estimated true width of 10.2 m

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SJOM-345

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305 g/t Ag and 2.44 g/t Au ( 452 g/t Ag Eq) over estimated true width of 10.3 m

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SJOM-346

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1,503 g/t Ag and 7.76 g/t Au (1,969 g/t Ag Eq) over estimated true width of 6.5 m and

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600 g/t Ag and 4.20 g/t Au (852 g/t Ag Eq) over estimated true width of 18.8 m

Dr. Thomas I. Vehrs, Vice President of Exploration, commented: “The results of the step-out drilling at Trinidad North confirm the continuation of a very robust mineralized system with mineralization being present in two sub-parallel vein systems (Bonanza Vein and Trinidad Vein) and commonly in the form of stockwork zones between the two structures. The mineralization is closely associated with hydrothermal breccias formed as a result of boiling of the epithermal system with the evidence of boiling persisting to the deepest holes drilled to-date (approximately 600 m below current surface). The mineralization remains open to the north and to depth as well as vertically above the 1200 meter level.”

The Trinidad North discovery was announced in February of 2013 (see Fortuna news release of February 4, 2013) and a maiden resource for the Trinidad North zone was announced in October of 2013. At a 70 g/t Ag Eq cutoff, Inferred Resources at Trinidad North are estimated at 1.9 Mt averaging 269 g/t Ag and 1.67 g/t Au, containing 16.3 Moz Ag and 100.8 koz Au. Resource estimates at higher cutoff grades were also presented and the reader is referred to the October 17, 2013 news release for additional information. Step-out drilling of the Trinidad North discovery was initiated in late September of 2013 with initial results being reported in Fortuna news releases dated November 25, 2013 and January 21, 2014. Drilling is currently being carried out from two underground drill stations located at the 1300 meter level with preparations underway to advance the underground access a further 300 meters to the north to allow for further testing of the strike extension of the mineralized system.

Assay Results for Principal Mineralized Intervals – Trinidad North Extension

Hole_Id	From (m)	To (m)	Int (m)	Est Width (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq (g/t)
SJOM-337	266.20	269.00	2.80	1.9	163	0.83	24,386	57,057	4,621	213
	272.00	278.00	6.00	4.0	121	0.71	2,926	4,415	155	164
	296.10	313.00	16.90	11.7	219	1.38	345	722	44	302
	314.90	324.35	9.45	6.5	498	3.03	984	1,684	123	680
SJOM-338	437.45	447.00	9.55	4.9	164	1.23	881	1,626	260	238
	455.85	457.10	1.25	0.7	328	3.05	973	2,570	84	511
SJOM-339	214.30	234.20	19.90	15.8	252	1.29	146	170	19	329
	261.00	264.90	3.90	3.1	96	0.57	142	187	12	131
	276.15	284.30	8.15	6.1	114	0.52	409	1,028	28	145
SJOM-340	265.70	273.00	7.30	4.2	2,762	14.46	777	1,463	285	3,630
Including	266.85	267.50	0.65	0.4	27,669	141	4,670	7,700	2,420	36,129
	300.00	306.25	6.25	3.6	85	0.40	590	1,637	57	109
SJOM-342	311.85	312.45	0.60	0.5	323	1.88	48	84	23	436
SJOM-343	231.05	232.00	0.95	0.7	100	0.96	2,750	6,610	675	158
	248.40	253.60	5.20	3.6	298	1.27	607	1,184	26	374
	272.00	286.95	14.95	10.2	1,190	8.45	1575	2,316	245	1,697
SJOM-345	365.85	370.00	4.15	2.3	171	0.93	618	968	54	227
	397.65	416.60	18.95	10.3	305	2.44	1,154	2,148	101	452
	423.00	430.95	7.95	4.3	102	0.61	703	1,730	67	139
SJOM-346	293.50	303.50	10.00	6.5	1,503	7.76	2,697	4,928	152	1,969
	340.50	368.00	27.50	18.8	600	4.20	1,429	2,699	288	852

*Ag Eq values calculated at Au:Ag ratio of 60 based on metal prices of US$1,200/oz Au and US$20.00/oz Ag and metallurgical recoveries of 89 % for both Au and Ag; Averages calculated at cutoff of 70 g/t Ag Eq

Longitudinal sections for the Bonanza and Trinidad veins showing the location of the step-out drill hole results relative to the Trinidad North maiden resource area are available at the following link: http://www.fortunasilver.com/s/san_jose.asp?ReportID=630015

San Jose Mine

The San Jose mine and processing plant are successfully operating at 1,800 tpd with expansion to 2,000 tpd projected for the start of the second quarter of 2014. Production guidance for 2014 is for the processing of 683,000 tonnes of ore averaging 203 g/t Ag and 1.56 g/t Au, resulting in the estimated production of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-gold and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities in the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as "anticipates", "believes", "plans", "estimates", "expects", "forecasts", "targets", "intends", "advance", "projects", "calculates" and similar expressions are forward-looking statements.

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Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.